

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 10, 2008

Lin Dongping
Chief Financial Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, China 100070

   Re: Telestone Technologies Corporation
     Form 10-KSB for the Fiscal Year Ended December 31, 2007
     Filed March 25, 2008

     Form 10-Q for the Quarterly Period Ended June 30, 2008
     File No. 001-32503

Dear Mr. Dongping:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1. Please revise your file number to 1-32503.

Accounts Receivable, page 23

2. We note that your credit period is generally six to nine months. Please tell us and disclose the reason for the long credit period.

3. Although your accounts receivable turnover has been decreasing, we note that your 2007 accounts receivable turnover was 406 days. Please tell us and disclose why the accounts receivable turnover continues to be high considering your credit period is generally for a period of less than one year. Also, tell us and disclose what impact such turnover had on your provision for doubtful accounts. If it had no impact, tell us and disclose why.

4. We note that you collected over $49.4 million in accounts receivable in 2007 but your 2007 accounts receivable balance is still significant as compared to your current and prior year revenues. Please tell us and disclose why your accounts receivable balance continues to remain significant as compared to your revenues and subsequent collections.

Item 8A. Controls and Procedures, page 25

5. Please refer to the first paragraph. Disclose the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this filing. Refer to Item 307 of Regulation S-B.

6. Please refer to (b) on page 26. We note your disclosure that "[t]here have been no *significant* changes in our internal controls or in other factors that could significantly affect internal controls subsequent to *the date we carried out the evaluation*." Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your fourth fiscal quarter in the case of an annual report that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Revise to provide the disclosure required by Item 308(c) of Regulation S-K.

7. Please provide the following statement as required by Item 308T of Regulation S-B: "This annual report does not include a report of management's assessment

regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies."

Exhibits 31.1 and 31.2

8. Please see #4. Revise the first paragraph of your certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director